Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON THE PROGRESS OF CONNECTED TRANSACTION IN RELATION TO THE SUBSCRIPTION OF CAPITAL INCREASE OF CGB

At the twelfth meeting of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”), the Board approved the proposed subscription by the Company for additional shares to be issued by China Guangfa Bank (“CGB”) (the “Transaction”). This Transaction constitutes a connected transaction of the Company. For detailed information, please refer to the Announcement on Connected Transaction of Proposed Subscription of Capital Increase of CGB filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on April 28, 2017 (Lin 2017-017).

As of December 14, 2018, the Company has completed the execution of the Share Subscription Agreement (the “Agreement”) with CGB, the payment of the subscription price and other related work (the “Subscription”). Pursuant to the Agreement, the Company subscribed for 1,871,875,329 common shares of CGB with the par value of RMB 1.00 per share. The subscription price is RMB 6.9511 per share and RMB 13,011,592,599.41 in total.

Upon the completion of this Subscription, the Company will hold 8,600,631,426 shares of CGB and the shareholding percentage of the Company in CGB will remain to be 43.686%. This Subscription will not cause CGB to become a subsidiary of the Company or change the scope of the consolidated financial statements of the group (the Company and its subsidiaries).

As of the date of this announcement, CGB has completed the capital verification for this issuance of additional shares. Thus, the Transaction has been completed.

Board of Directors of China Life Insurance Company Limited

January 4, 2019